[redacted]

13010344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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19
3/2/13

SEC
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FEB 27 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VORPAHL WING SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W. RIVERSIDE AVE., SUITE 205
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM VORPAHL 509-747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

422 W RIVERSIDE, SUITE 1420 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/5/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM VORPAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VORPAHL WING SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

NICHOLE S SWENNUMSON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
AUGUST 6, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2012 and 2011

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2012 and 2011

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
505 W. Riverside Ave., Suite 205
Spokane, Washington 99201

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Vorpahl Wing Securities, Inc. (a Washington Corporation) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant of Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America: this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amount and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITOR'S REPORT (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations, changes in stockholders' equity, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Spokane, Washington
February 8, 2013

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2012 and 2011

ASSETS

	2012	2011
CURRENT ASSETS:		
Cash in bank	$ 46	$ 6,977
Accounts receivable - commissions	2,687	4,625
Accounts receivable - other	720	410
Prepaid expenses	495	3,101
Wedbush-Morgan restricted deposit account	25,300	25,300
Total current assets	29,248	40,413
LEASE DEPOSIT	1,825	1,825
PROPERTY AND EQUIPMENT:		
Net of accumulated depreciation	-	-
	$ 31,073	$ 42,238

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
CURRENT LIABILITIES:		
Bank overdrafts	$ 224	$ -
Accounts payable	5,769	4,821
Accrued payroll taxes	1,941	2,728
Accrued expenses	908	-
Total current liabilities	8,842	7,549
STOCKHOLDER'S EQUITY:		
Authorized capital consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	21,231	33,689
Total stockholder's equity	22,231	34,689
	$ 31,073	$ 42,238

See the accompnaying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2012 and 2011

	2012	2011
REVENUES:		
Commissions	$ 351,474	$ 391,026
Interest participation	506	255
Other income	6,296	7,126
Total revenues	358,276	398,407
EXPENSES:		
Advertising	576	757
Bank and investment charges	626	306
Broker commissions	75,336	59,523
Charitable donations	415	945
Computer and technology expenses	5,386	7,850
CRD expenses	4,481	(161)
Depreciation	-	779
Dues and subscriptions	2,256	2,292
Health and fitness	1,892	1,160
Insurance	2,280	978
Interest	-	261
Legal and accounting fees	14,983	14,312
Marketing	17,511	16,461
Meals and entertainment	644	2,648
Miscellaneous expenses	4,702	7,050
Office and administration	17,747	22,054
Officer compensation	43,200	43,200
Penalties	-	2,570
Payroll taxes	8,979	8,980
Professional development	3,764	2,905
Postage	3,943	4,061
Repairs and maintenance	249	225
Rent	19,725	23,512
Salaries and wages	59,001	47,723
Taxes and licenses	6,734	7,315
Telephone	4,008	4,502
Travel	3,738	5,064
Truck and automobile	2,789	2,394
Utilities	-	17
Total expenses	304,965	289,683
NET INCOME	$ 53,311	$ 108,724

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2012 and 2011

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of January 1, 2011	1,000	$ 1,000	$ 18,200	$ 19,200
Activity for the year ended December 31, 2011:				
Net income	-	-	108,724	108,724
Distributions	-	-	(93,235)	(93,235)
Balances as of December 31, 2011	1,000	$ 1,000	$ 33,689	$ 34,689
Activity for the year ended December 31, 2012:				
Net income	-	-	53,311	53,311
Distributions	-	-	(65,769)	(65,769)
Balances as of December 31, 2012	1,000	$ 1,000	$ 21,231	$ 22,231

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 53,311	$ 108,724
Adjustments needed to reconcile net income to		
net cash flows from operating activities:		
Depreciation	-	779
Net (increase) decrease in:		
Accounts receivable	1,628	4,827
Prepaid expenses	2,606	(3,101)
Deposit accounts	-	775
Net increase (decrease) in:		
Bank overdraft	224	-
Accounts payable	948	2,315
Accrued payroll taxes	(787)	(13,197)
Accrued expenses	908	(2,103)
Net cash flows provided by operating activities	58,838	99,019
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	-	(779)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(65,769)	(93,235)
NET CHANGE IN CASH	(6,931)	5,005
CASH BALANCE - Beginning of year	6,977	1,972
CASH BALANCE - End of year	$ 46	$ 6,977

	2012	2011
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ -	$ 261

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are recorded when purchase and sale orders are issued and are presented in the statements of financial position net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore no allowance for doubtful accounts is provided.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Commission revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 8, 2013, there were no audits or examinations in progress. With few exceptions, as of December 31, 2012, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2009.

Subsequent Events - Management has considered subsequent events through February 8, 2013, the date the financial statements were available to be issued.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2012 and 2011 the balance was negative $90 and $40, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE:

Management has accounts receivable for commissions and rent. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 5 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,000.

NOTE 6 - PROPERTY AND EQUIPMENT:

As of December 31, 2012 and 2011, property and equipment was summarized as follows:

Description	Life	2012	2011
Office equipment/furniture	5-7 years	$ 27,816	$ 27,816
Less: accumulated depreciation		(27,816)	(27,816)
		$ -	$ -

NOTE 7 - LEASES:

The Company is obligated under a lease agreement with Fernwell Associates, Inc. for office space in Spokane, Washington. The lease is for a term of 12 months which began October 1, 2012 and is scheduled to expire September 30, 2013. Rental expense for the years ended December 31, 2012 and 2011 totaled $19,725 and $23,512, respectively. Future minimum rental payments for the year ending December 31, 2013 total $14,670.

The Company has an operating lease for a copier that expires February 2016 and requires monthly payments of $169. Total lease expense under this agreement for the years ended December 31, 2012 and 2011 was $2,116 and $2,007, respectively.

Future minimum rental payments under the lease agreement for the years ending December 31, 2013 through 2016 are as follows:

2013	$ 2,028
2014	2,028
2015	2,028
2016	338

NOTE 8 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute , shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2012 and 2011, Vorpahl Wing

NOTE 8 - NET CAPITAL REQUIREMENTS (continued):

Securities, Inc. had net capital of $19,911 and $25,137, respectively and aggregated indebtedness of $8,842 and $7,549, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .4441 to 1 as of December 31, 2012 and .3003 to 1 as of December 31, 2011.

NOTE 9 - RETIREMENT PLAN:

The Company has established a SIMPLE-IRA 401(k) pension plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the years ended December 31, 2012 and 2011, the Company made no contributions to the plan.

NOTE 10 - FINANCIAL STATEMENT PRESENTATION:

Certain balances in the 2011 financial statements have been reclassified to conform to the 2012 presentation. These reclassifications had no effect on the net income or retained earnings as of and for the year ended December 31, 2012.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1937

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Vorpahl Wing Securities, Inc. as of and for the year ended December 31, 2012 and have issued our report thereon dated February 8, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contain in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 8, 2013

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2012

Net Capital		
Total stockholder's equity		$ 22,231
Deductions/charges:		
Non allowable assets:		
Other assets	$ 2,320	
Furniture, equipment, net	-	
Total assets		2,320
Net Capital		$ 19,911
Aggregate indebtedness		
Items included in balance sheet:		
Overdraft	224	
Accounts payable	5,769	
Accrued payroll taxes	1,941	
Accrued expenses	908	
Total aggregate indebtedness		$ 8,842
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 14,911
Minimum net capital required at 1500 percent		$ 589
Excess net capital at 1500 percent		$ 19,322
Minimum net capital required at 1000 percent		$ 884
Excess net capital at 1000 percent		$ 19,027
Ratio: Aggregate indebtedness to net capital		.4441 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2012)		
Net capital, as reported in Part II (unaudited) FOCUS Report		$ 20,001
Subsequent adjustments:		
Recording of overdraft on CRD account		(90)
Net capital per above		$ 19,911

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 as of December 31,2012.

See the accompanying independent auditor's report on supplementary infomation.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2012

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See the accompanying independent auditor's report on supplementary information.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Vorpahl Wing Securities, Inc.
Mr. Timothy Vorpahl
505 West Riverside, Ste. 205
Spokane, WA 99201

In planning and performing our audit of the financial statements of Vorpahl Wing Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 8, 2013

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201
509 • 747•2158
FAX 509 • 458•2723